Exhibit 99.2

To:	Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control

Fax no: (65) 6438 4306

To:	STATS ChipPAC Ltd
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059

Attn: Company Secretary (Sharon Lam)

Fax no: (65) 6720 7823
Dear Sir/Mdm,
Notice of Substantial Shareholder’s Interests
1.	In accordance with Section 137 of the Securities and Futures Act, Chapter 289 and Section
84 of the Companies Act, Chapter 50, we hereby notify you that we have ceased to be a substantial shareholder of the company identified below which is listed on SGX-ST (“listed company”) and the particulars of our interest(s) in the shareholdings of the listed company are as follows:
PART I

1. Date of notice to listed company:	25 April 2007

2. Name of Substantial Shareholder:	OZ Management LLC (see Note 3 below)

3. Name of listed company:	STATS ChipPAC Ltd (“STATS”)

4. Please tick one or more appropriate box(es):

☐	a New Substantial Shareholder’s Interest. [Please complete Parts II and IV]
☑	a Change in the Percentage Level of a Substantial Shareholder’s Interest or Cessation of Interest. [Please complete Parts III and IV]
PART II

1. Date of change of interest:	N.A.

2. Name of Registered Holders[1]:	N.A.

3. Circumstance(s) giving rise to the interest or change in interest:	N.A.

4. [2]Information relating to shares held in the name of the Registered Holders:	N.A.

No. of shares held before the change:	N.A.
As a percentage of issued share capital:	N.A.

No. of shares which are the subject of this notice:	N.A.
As a percentage of issued share capital:	N.A.

Amount of consideration (excluding brokerage and	N.A.
stamp duties) per share paid:

No. of shares after the change:	N.A.
As a percentage of issued share capital:	N.A.
PART III

1. Date of change of interest:	23 April 2007

2. The change in the percentage level:	From 5.78% to 1.87% (See Note 4 below)

3. Circumstance(s) giving rise to the interest or change in interest:	Sale of an aggregate of 79,023,690
ordinary shares in the capital of STATS
(“Shares”) (some of which are in the form
of American Depositary Shares of STATS
(“ADSs”)) by the Funds (as defined in
Note 3 below)

4. A statement whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in percentage level is the result of acceptance of the voluntary conditional cash offer by Singapore Technologies Semiconductors Pte Ltd for the Shares and ADSs.
PART IV
1. Holdings of Substantial Shareholder, including direct and deemed interest:

	Direct	Deemed
No. of shares held before the change:	0	116,727,590 Shares (some of which are held in the form of ADSs)
As a percentage of issued share capital:	0%	5.78%
No. of shares held after the change:	0	37,703,900 Shares (some of which are held in the form of ADSs)
As a percentage of issued share capital:	0%	1.87%
2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:

(a)	Telephone number:	(01)212 790 0160
(b)	Name of contact person:	Joel Frank, Chief Financial Officer
(c)	Address:	OZ Management LLC
9W 57th Street
39th Floor
New York, NY 10019
United States of America
Yours faithfully,
By: Allen & Gledhill
On behalf of OZ Management LLC

_____________________

Name: Loh Kai Loon
Date: 25 April 2007

Notes:
1.	To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder.

2.	To be filled in regardless of whether the shares of listed company are or are not registered in the substantial shareholder’s name.

3.	On 23 April 2007, OZ Asia Master Fund, Ltd, Fleet Maritime, Inc., GPC LVII, LLC, Goldman,
Sachs & Co. Profit Sharing Master Trust, OZ Master Fund, Ltd and OZ Global Special
Investments Master Fund, LP. (“Funds”) sold an aggregate of 79,023,690 Shares, representing approximately 3.91% of the issued share capital of STATS. No Fund by itself holds 5% or more of the issued share capital of STATS.

OZ Management LLC (“OZ LLC”) manages the investments of the Funds on a discretionary basis and acts as their investment advisor. By virtue of its discretionary investment management powers, OZ LLC is deemed to have an interest in all of the Shares (some of which are held in the form of ADSs) held by the Funds.

Daniel Saul Och holds not less than 20% of the issued share capital of OZ LLC. By virtue of this, he is deemed to have an interest in all of the Shares (some of which are held in the form of
ADSs) in which OZ LLC has a deemed interest.

4.	Percentage of issued share capital is expressed based on the total number of issued Shares being 2,020,697,000.